# SEC Schedule 13D/A (Amendment No. 20) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DSS, INC., CIK 0000771999
CUSIP: 26253C201
Title of class of securities: Common Stock, par value $0.02 per share
Address of issuer's principal executive offices: 275 Wiregrass Pkwy, West Henrietta, New York (NY), 14586
Date of event which requires filing of this statement: 02/06/2025
Amends the filing with accession number 0001493152-24-049867
Filed by CIK 0001261725
Persons authorized to receive notices and communications: Heng Fai Ambrose Chan, 9 Temasek Boulevard #16-04, Suntec Tower, Singapore, Singapore (U0), 038987, 011 65 6333 9181

## Reporting persons
- Heng Fai Ambrose Chan (CIK 0001261725): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 6,148,664; shared voting power 0; sole dispositive power 6,148,664; shared dispositive power 0; aggregate amount beneficially owned 6,148,664 (67.6% of the class)
  Comment: (1) The beneficial ownership of Heng Fai Ambrose Chan includes 6,148,664 shares of common stock, consisting of (a) 1,002,978 shares of common stock held by Heng Fai Holdings Limited, an entity controlled by Heng Fai Ambrose Chan; (b) 1,184,475 shares of common stock held by Heng Fai Ambrose Chan directly; (c) 311,634 shares of common stock held by Global Biomedical Pte. Ltd., a subsidiary of Alset International Limited; (d) 2,581,268 shares of common stock held by Alset Inc.; and (e) 1,068,309 shares of common stock held by Alset International Limited, a subsidiary of Alset Inc. (2) Based on 9,092,518 shares of the common stock of the Issuer outstanding as of February 6, 2025.
- Alset Inc. (CIK 0001750106): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 3,961,211; shared voting power 0; sole dispositive power 3,961,211; shared dispositive power 0; aggregate amount beneficially owned 3,961,211 (43.6% of the class)
  Comment: (1) Includes 2,581,268 shares of common stock held directly by Alset Inc.; 311,634 shares of common stock held by Global Biomedical Pte. Ltd., a subsidiary of Alset International Limited; and 1,068,309 shares of common stock held by Alset International Limited, a subsidiary of Alset Inc. (2) Based on 9,092,518 shares of the common stock of the Issuer outstanding as of February 6, 2025.
- Global Biomedical Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 311,634; shared voting power 0; sole dispositive power 311,634; shared dispositive power 0; aggregate amount beneficially owned 311,634 (3.4% of the class)
  Comment: Based on 9,092,518 shares of the common stock of the Issuer outstanding as of February 6, 2025.
- Alset International Limited (CIK 0001660984): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 1,379,943; shared voting power 0; sole dispositive power 1,379,943; shared dispositive power 0; aggregate amount beneficially owned 1,379,943 (15.2% of the class)
  Comment: Based on 9,092,518 shares of the common stock of the Issuer outstanding as of February 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.02 per share
Name of issuer: DSS, INC.
Address of issuer's principal executive offices: 275 Wiregrass Pkwy, West Henrietta, New York (NY), 14586

## Item 2. Identity and Background
Name of person filing: Heng Fai Ambrose Chan
Residence or business address: c/o Alset International Limited, 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038987
Present principal occupation or employment: Chairman and Chief Executive Officer, Alset International Limited, 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038987
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On February 6, 2025, the Issuer awarded Mr. Chan (through his personally owned company, Heng Fai Holdings Limited) a stock grant of 1,000,000 newly issued shares of the Issuer's common stock pursuant to the Issuer's 2020 Employee, Director and Consultant Equity Incentive Plan.

## Item 4. Purpose of Transaction
Purpose of transaction: On February 6, 2025, the Issuer awarded Mr. Chan (through his personally owned company, Heng Fai Holdings Limited) a stock grant of 1,000,000 newly issued shares of the Issuer's common stock pursuant to the Issuer's 2020 Employee, Director and Consultant Equity Incentive Plan.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Heng Fai Ambrose Chan: 6,164,664, 67.6%

Alset Inc.: 3,961,211, 43.6%

Global Biomedical Pte. Ltd.: 311,634, 3.4%

Alset International Limited: 1,379,943, 15.2%
Number of shares as to which each person has sole or shared power to vote or dispose:
Heng Fai Ambrose Chan: 6,164,664

Alset Inc.: 3,961,211

Global Biomedical Pte. Ltd.: 311,634

Alset International Limited: 1,379,943
Transactions in the class effected during the past sixty days: On December 10, 2024, Alset Inc. entered into a stock purchase agreement with the Issuer, pursuant to which Alset Inc. agreed to purchase 820,597 newly issued shares of the Issuer's common stock for a purchase price of $0.9749 per share. On December 10, 2024, Mr. Chan directly entered into a stock purchase agreement with the Issuer, pursuant to which he agreed to purchase 205,149 newly issued shares of the Issuer's common stock for a purchase price of $0.9749 per share.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement between Heng Fai Chan, Global Biomedical Pte. Ltd. and Alset Inc., incorporated by reference to Amendment No. 13 to the Schedule 13D filed on September 20, 2021.

## Signatures
- Heng Fai Ambrose Chan: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, an Individual (02/10/2025)
- Alset Inc.: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Chief Executive Officer, Alset Inc. (02/10/2025)
- Global Biomedical Pte. Ltd.: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Director, Global Biomedical Pte. Ltd. (02/10/2025)
- Alset International Limited: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Chief Executive Officer, Alset International Limited (02/10/2025)